PRESS RELEASE

EXHIBIT A

Press Release No. 06-18

METALLICA RESOURCES DRILLS 108 METERS AVERAGING 0.40%
COPPER AND 0.96 g/t GOLD AT ITS RIO FIGUEROA PROJECT, CHILE

Toronto, Ontario - September 18, 2006 - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to announce the latest drill results from its Rio Figueroa copper-gold project in Chile, which include a 108 meter intercept averaging 0.40% copper and 0.96 g/t gold in hole MDH-02. During July and August 2006, a diamond drilling program consisting of three core holes totaling 1,339 meters was completed in the Cerro Matta area. All three core holes intercepted significant intervals of porphyry-style copper-gold mineralization. This drilling program confirmed the overall grade and continuity encountered in previous reverse circulation drilling, and extended a zone of higher grade mineralization identified in reverse circulation holes MRC-7, MRC-9 and MRC-15 (see Metallica Press Release Nos. 05-10 and 06-03).

Assay results from this drilling campaign are summarized below:

Drill Hole	From	To	Length	Copper	Gold	Comments
	(m)	(m)	(m)%		g/t
MDH-01	3	94	91	0.07	0.26	Leached porphyry
	94	324	230	0.20	0.19	Partially leached porphyry w/ copper oxides
	324	384	60	0.26	0.37	Copper oxides in porphyry
	384	420	36	0.15	0.20	Sulfides in andesite country rocks
MDH-02	3	34	31	0.08	0.30	Leached porphyry
	34	314	280	0.23	0.26	Partially leached porphyry w/ copper oxides
	314	422	108	0.40	0.96	Oxides in porphyry
	422	542	120	0.45	0.31	Mixed oxides & sulfides in porphyry
	542	608	66	0.40	0.31	Sulfides in porphyry
MDH-03	1	56	55	0.16	0.19	Leached andesite country rocks
	56	258	202	0.17	0.24	Leached porphyry
	258	311	53	0.07	0.11	Leached andesite country rocks

To date, three diamond core and fifteen reverse circulation drill holes totaling 6,173 meters have been completed in the Cerro Matta area. Drilling has focused on a granodiorite stock that hosts porphyry-style copper-gold mineralization over a core zone measuring approximately 300 by 400 meters in area and extending to a vertical depth of at least 600 meters. This core zone occurs within a broader 2 square kilometer area of hydrothermal alteration and geochemically anomalous copper-gold mineralization. These latest drill results provide further evidence that Cerro Matta represents the upper part of a larger more robust porphyry system that remains open to the north, south and west, as well as at depth. The results of this most recent drilling program are being integrated with previous exploration data in order to formulate plans for the next phase of drilling at Cerro Matta.

The Rio Figueroa project is located approximately 125 kilometers northeast of Metallica's 30% owned El Morro Project and 85 kilometers southeast of Copiapó, Chile. The property currently totals 54 square kilometers and encompasses a cluster of porphyry copper-gold and epithermal gold occurrences. Metallica holds an option to purchase a 100% interest in the Rio Figueroa property from a private company controlled by the Chilean National Mining Company (ENAMI). Terms of the option include a series of cash payments totaling US$3,500,000 payable over a five-year period and US$1,500,000 in exploration expenditures during the first three years of the option term, which began in September 2004. An NSR royalty against any future production from the property will be retained by the vendor. Metallica recently completed the third cash option payment of $200,000 to ENAMI in September 2006 and had incurred exploration expenditures in excess of $1.6 million as of July 31, 2006.

Drill hole location coordinates are provided in the table below. Actlabs Chile S.A. of Coquimbo, Chile has completed all of Metallica's analytical work for this drilling campaign. The analytical method used is geochemical analysis for the copper and fire assay with atomic absorption finish for the gold analysis. The Qualified Person, as defined by Canadian NI 43-101, responsible for the design and conduct of the work performed is Mark Petersen, Certified Professional Geologist and Director of Exploration for Metallica Resources Inc.

Drill Hole	UTM North	UTM East	Elevation	Azimuth	Dip	Total Depth
			(m)			(m)
MDH-01	6,949,365	450,192	3,493	340[o]	-60[o]	420
MDH-02	6,949,372	450,094	3,536	340[o]	-75[o]	608
MDH-03	6,949,517	450,245	3,465	340[o]	-65[o]	311

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 84.1 million shares outstanding, approximately US$33.4 million in cash and cash equivalents, and no debt as of June 30, 2006. For further details on Metallica Resources, please visit the Company's website at www.metal-res.com

ON BEHALF OF THE BOARD OF DIRECTORS
Richard J. Hall
President and CEO, (303) 796-0229, Ext. 304

INFORMATION IN THIS NEWS RELEASE THAT IS NOT CURRENT OR HISTORICAL FACTUAL INFORMATION MAY CONSTITUTE FORWARD-LOOKING INFORMATION OR STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. IMPLICIT IN THIS INFORMATION, PARTICULARLY IN RESPECT OF STATEMENTS AS TO FUTURE OPERATING RESULTS AND ECONOMIC PERFORMANCE OF THE COMPANY, AND RESOURCES AND RESERVES AT THE COMPANY'S MINERAL PROJECTS, ARE ASSUMPTIONS REGARDING PROJECTED REVENUE AND EXPENSE, GOLD, SILVER AND COPPER PRICES, AND MINING COSTS. THESE ASSUMPTIONS, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT. READERS ARE CAUTIONED THAT ACTUAL RESULTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING RISKS RELATING TO GENERAL ECONOMIC CONDITIONS AND MINING OPERATIONS, AND COULD DIFFER MATERIALLY FROM WHAT IS CURRENTLY EXPECTED. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.